UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ENTEGRIS, INC.

(Name Of Subject Company (Issuer))

ENTEGRIS, INC.

(Name of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

29362U104

(CUSIP Number of Class of Securities)

Peter W. Walcott, Esq.

General Counsel and Senior Vice President

Entegris, Inc.

129 Concord Rd.

Billerica, MA 01821 USA

(978) 436-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David B. Walek, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,000,000	$7,675

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $12.25, the maximum tender offer price and (y) 20,408,163, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with the exhibits hereto, this “Schedule TO”) relates to a tender offer by Entegris, Inc (“Entegris” or the “Company”), to purchase up to 20,408,163 shares of its common stock, par value $.01 per share, at a price not more than $12.25 nor less than $11.00 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2007 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is Entegris, Inc. (“Entegris” or the “Company”). The address of its principal executive offices is 3500 Lyman Boulevard, Chaska, Minnesota 55318. The telephone number of the principal executive office of Entegris is (952) 556-3131.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading and Market Price. The Shares are traded on the NASDAQ Global Market under the symbol “ENTG.” The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration; Odd Lots”);

•	Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Certain United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of The Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet; and

•	Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9 (“Source and Amount of Funds”) and Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12. EXHIBITS

See Exhibit Index immediately following the signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Entegris, Inc.

Dated: May 11, 2007	By:	/s/ Peter W. Walcott
	Name:	Peter W. Walcott
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase dated May 11, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Participants in the Company’s 401(k) Plan.

(a)(5)(A)	Press Release issued on May 10, 2007.

(a)(5)(C)	Form of Summary Advertisement.

(b)	Commitment Letter dated May 10, 2007, by and among the Company Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc.

(d)(1)	Entegris, Inc. 2000 Employee Stock Purchase Plan.(1)

(d)(2)	Form of 2001 Equity Incentive Plan.(2)

(d)(3)	Entegris, Inc. 2003 Employment Inducement and Acquisition Stock Option Plan.(3)

(d)(4)	Entegris, Inc. 1999 Long Term Incentive Plan and Stock Option Plan.(1)

(d)(5)	Entegris, Inc. 401(k) Savings and Profit Sharing Plan.(4)

(d)(6)	Entegris, Inc. Outside Directors Stock Option Plan.(1)

(1)	Incorporated by reference to the Entegris, Inc. Registration Statement, filed on Form S-1 on March 31, 2001.
(2)	Incorporated by reference to Exhibit 10.1 to Mykrolis Corporation Form S-1 Registration Statement filed on June 5, 2001.
(3)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation Form 10-Q for the period ended September 27, 2003.
(4)	Incorporated by reference to Exhibit 10.35 to the Entegris Inc. Annual Report on Form 10-K for the period ended August 27, 2005 filed on November 21, 2005.